[GRAPHIC OMITTED]
                                                                  LAW DEPARTMENT
                                     THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                                                       1300 SOUTH CLINTON STREET
                                                            FORT WAYNE, IN 46802

                                               MARY JO ARDINGTON, SENIOR COUNSEL
                                                             Phone: 260-455-3917
                                                               Fax: 260-455-5135
                                                             mjardington@lnc.com

September 7, 2006

VIA EMAIL

Ellen Sazzman, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Mail Stop 5-6
Washington, DC 20549-0506

RE:      Lincoln Life Variable Annuity Account N of
         The Lincoln National Life Insurance Company
         Response to Comments on Post-Effective Amendment No. 25
         File No. 333-36316

Dear Ms. Sazzman:

The attachment includes revisions in response to our conversation on September 6, 2006 regarding the above-referenced filing. This correspondence and supplement will be filed on EDGAR on September 7, 2006. In addition, further clarification is provided below.

    Comment:   Clarify the interest adjustment example in the SAI.
    Response:  A marked version of the interest adjustment is attached.

    Comment: Are there any time limits on the election to reset the Maximum Annual Withdrawal amount to a lifetime Maximum Annual Withdrawal amount?
    Response:  The only limit is the limit in place to reset the 10 year period which is age 81. This disclosure was added to the supplement (pp. 8-9).

Please feel free to contact me with any additional questions.

Sincerely,

/s/ Mary Jo Ardington

Mary Jo Ardington
Senior Counsel

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

                     Lincoln Life Variable Annuity Account N

                     Lincoln ChoicePlus Assurance (C Share)

          Supplement dated _______ to the Prospectus dated May 1, 2006

Please keep this Supplement with your Lincoln ChoicePlus Assurance (C Share) variable annuity prospectus and retain it for reference. This Supplement replaces the discussion of Lincoln SmartSecurity(R) Advantage currently in your prospectus.

Lincoln SmartSecurity(R) Advantage

The Lincoln SmartSecurity(R) Advantage is a Rider that is available for purchase with your variable annuity contract (throughout this Supplement, "you" and "your" refer to the contractowner). This benefit provides a minimum guaranteed amount (Guaranteed Amount) that you will be able to withdraw, in installments, from your contract. The Guaranteed Amount is equal to the initial purchase payment (or contract value if elected after contract issue) adjusted for subsequent purchase payments, step-ups and withdrawals in accordance with the provisions set forth below. Two different options are available to step-up the Guaranteed Amount to a higher level (the contract value at the time of the step-up). You must choose one of these two options:

        Lincoln SmartSecurity(R) Advantage - 5 Year Elective Step-up (default) or
        Lincoln SmartSecurity(R) Advantage - 1 Year Automatic Step-up

when you purchase the benefit. Under the Lincoln SmartSecurity(R) Advantage -5 Year Elective Step-up, the contractowner has the option to step-up the Guaranteed Amount after five years. With the Lincoln SmartSecurity(R) Advantage -1 Year Automatic Step-up option, the Guaranteed Amount will automatically step-up to the contract value, if higher, on each Benefit Year anniversary until the 10th anniversary.


You may access this Guaranteed Amount through periodic withdrawals which are based on a percentage of the Guaranteed Amount. With the Lincoln
SmartSecurity(R) Advantage -1 Year Automatic Step-up Single Life or Joint Life options, (available for purchase after October 2, 2006 or when available in your state) you also have the option to receive periodic withdrawals for your lifetime or for the lifetimes of you and your spouse. These options are discussed below in detail.


By purchasing this Rider, you may be limited in how much you can invest in certain subaccounts. See The Contracts - Investment Requirements in your prospectus.

Expense Table

The following table describes the charges for the Lincoln SmartSecurity(R) Advantage Rider options and replaces the Lincoln SmartSecurity(R) Advantage table in your prospectus. Refer to your prospectus for all other fees and charges associated with your variable annuity contract.

Lincoln SmartSecurity(R) Advantage:

                                                Lincoln                      Lincoln                         Lincoln
                                              SmartSecurity(R)       SmartSecurity(R) Advantage -   SmartSecurity(R) Advantage -
                                            Advantage - 5 year      1 year Automatic Step-up     1 year Automatic Step-up
                                         Elective Step-up Option      Option - Single Life          Option - Joint Life

Guaranteed maximum annual percentage              0.95%                       1.50%                        1.50%
charge*


Current annual percentage charge*                 0.45%                       0.65%                        0.80%


* The annual percentage charge is assessed against the Guaranteed Amount (initial purchase payment or contract value at the time of election) as adjusted for subsequent purchase payments, step-ups and withdrawals. This charge is deducted from the contract value on a quarterly basis. See Charges and other Deductions for further information.

The Lincoln SmartSecurity(R) Advantage charge is further described in this Supplement after the discussion of the Rider.

If the benefit is elected at contract issue, then the Rider will be effective on the contract's effective date. If the benefit is elected after the contract is issued (by sending a written request to our Home office), the Rider will be effective on the next valuation date following approval by us.

Benefit Year. The Benefit Year is the 12-month period starting with the effective date of the Rider and starting with each anniversary of the Rider effective date after that. If the contractowner elects to step-up the Guaranteed Amount (this does not include automatic annual step-ups within a ten year period), the Benefit Year will begin on the effective date of the step-up and each anniversary of the effective date of the step-up after that. The step-up will be effective on the next valuation date after notice of the step-up is approved by us.

Guaranteed Amount. The Guaranteed Amount is a value used to calculate your withdrawal benefit under this Rider. The Guaranteed Amount is not available to you as a lump sum withdrawal or a death benefit. The initial Guaranteed Amount varies based on when you elect the benefit. If you elect the benefit at the time you purchase the contract, the Guaranteed Amount will equal your initial purchase payment. If you elect the benefit after we issue the contract, the Guaranteed Amount will equal the contract value on the effective date of the Rider. The maximum Guaranteed Amount is $5,000,000 under Lincoln SmartSecurity(R) Advantage - 5 Year Elective Step-up option and $10,000,000 for Lincoln SmartSecurity(R) Advantage - 1 Year Automatic Step-up option. This maximum takes into consideration all Lincoln Life contracts (or contracts issued by our affiliates) owned by you (or on which you are the annuitant if the contract is owned by a trust or other non-natural owner).

Additional purchase payments automatically increase the Guaranteed Amount by the amount of the purchase payment (not to exceed the maximum); for example, a $10,000 additional purchase payment will increase the Guaranteed Amount by $10,000. For the Lincoln SmartSecurity(R) Advantage -5 Year Elective Step-up option we may restrict purchase payments to your annuity contract in the future. We will notify you if we restrict additional purchase payments. For the Lincoln SmartSecurity(R) Advantage -1 Year Automatic Step-up option, we will restrict purchase payments into your annuity contract after the first anniversary of the Rider effective date if the cumulative additional purchase payments exceed $100,000. Additional purchase payments will not be allowed if the contract value is zero.

Each withdrawal reduces the Guaranteed Amount as discussed below.

Since the charge for the Rider is based on the Guaranteed Amount, the cost of the Rider increases when additional purchase payments and step-ups are made and decreases as withdrawals are made.


Step-ups of the Guaranteed Amount. Under the Lincoln SmartSecurity(R) Advantage
- 1 Year Automatic Step-up option, the Guaranteed Amount will automatically step-up to the contract value on each Benefit Year anniversary up to and including the tenth Benefit Year if:


a. the contractowner or joint owner is still living; and
b. the contract value as of the valuation date, after the deduction of any withdrawals (including charges and other deductions), the Rider charge and Account Fee plus any purchase payments made on that date is greater than the Guaranteed Amount immediately preceding the valuation date.

After the tenth Benefit Year anniversary, you may initiate another ten year period of automatic step-ups by electing (in writing) to step-up the Guaranteed Amount to the greater of the Contract Value or the current Guaranteed Amount if:
a. each contractowner and annuitant is under age 81; and
b. the contractowner or joint owner is still living.

If you choose, we will administer this election for you automatically, so that a new ten year period of step-ups will begin at the end of each prior ten year step-up period.

Following is an example of how the step-ups work in the Lincoln
SmartSecurity(R) Advantage - 1 Year Automatic Step-up option (assuming no withdrawals or additional purchase payments):

                                    Contract Value           Guaranteed Amount
  Initial Deposit                     $50,000                     $50,000
  1st Benefit Year Anniversary        $54,000                     $54,000
  2nd Benefit Year Anniversary        $53,900                     $54,000
  3rd Benefit Year Anniversary        $57,000                     $57,000

Annual step-ups, if the conditions are met, will continue until (and including) the tenth Benefit Year Anniversary. If you had elected to have the next ten year period of step-ups begin automatically after the prior ten year period, annual step-ups, if conditions are met, will continue beginning on the 11th Benefit Year Anniversary.


Under the Lincoln SmartSecurity(R) Advantage - 5 Year Elective Step-up option, after the fifth anniversary of the Rider, you may elect (in writing) to step-up the Guaranteed Amount to an amount equal to the contract value on the effective date of the step-up. Additional step-ups are permitted, but you must wait at least 5 years between each step-up.

Under both the Lincoln SmartSecurity(R) Advantage -5 Year Elective Step-up and the Lincoln SmartSecurity(R) Advantage - 1 Year Automatic Step-up options, contractowner elected step-ups (other than automatic step-ups) will be effective on the next valuation date after we receive your request and a new Benefit Year will begin. Purchase payments or withdrawals made after a step-up adjust the Guaranteed Amount. In the future, we may limit your right to step-up the Guaranteed Amount to your Benefit Year anniversary dates. All step-ups are subject to the maximum Guaranteed Amount.

A contractowner elected step-up (including contractowner step-ups that we administer for you to begin a new ten year step-up period) may cause a change in the percentage charge for this benefit. There is no change in the percentage charge when automatic, annual step-ups occur during a ten year period. See CityplaceLincoln SmartSecurity(R) Advantage Charge in this Supplement.


Withdrawals. You will have access to your Guaranteed Amount through periodic withdrawals up to the Maximum Annual Withdrawal amount each Benefit Year until the Guaranteed Amount equals zero. On the effective date of the Rider, the Maximum Annual Withdrawal amount is:

o 7% of the Guaranteed Amount under the Lincoln SmartSecurity(R) Advantage - 5 Year Elective Step-up option and
o 5% of the Guaranteed Amount under the Lincoln SmartSecurity(R) Advantage - 1 Year Automatic Step-up option.


If you do not withdraw the entire Maximum Annual Withdrawal amount during a Benefit Year, there is no carryover of the extra amount into the next Benefit Year. The Maximum Annual Withdrawal amount is increased by 7% or 5% (depending on your option) of any additional purchase payments. For example, if the Lincoln SmartSecurity(R) Advantage - 1 Year Automatic Step-up option with a Maximum Annual Withdrawal amount of $5,000 (5% of $100,000 Guaranteed Amount) and an additional purchase payment of $10,000 is made, the new Maximum Annual Withdrawal amount is $5500 ($5,000 + 5% of $10,000). Step-ups of the Guaranteed Amount (both automatic step-ups and step-ups elected by you) will step-up the Maximum Annual Withdrawal amount to the greater of:


a. the Maximum Annual Withdrawal amount immediately prior to the step-up; or
b. 7% or 5% (depending on your option) of the new (stepped-up) Guaranteed
   Amount.

If the cumulative amounts withdrawn from the contract during the Benefit Year (including the current withdrawal) are within the Maximum Annual Withdrawal amount, then:

1. the withdrawal will reduce the Guaranteed Amount by the amount of the withdrawal on a dollar-for-dollar basis, and
2. the Maximum Annual Withdrawal amount will remain the same.


Withdrawals within the Maximum Annual Withdrawal amount are not subject to the interest adjustment on the amount withdrawn from the fixed account, if applicable. For a discussion of the interest adjustment, refer to The Contracts--Fixed Side of the Contract in your prospectus. If the Lincoln SmartSecurity(R) Advantage - 1 Year Automatic Step-up option is in effect, withdrawals from IRA contracts will be treated as within the Maximum Annual Withdrawal amount (even if they exceed the 5% Maximum Annual Withdrawal amount) only if the withdrawals are taken in the form of systematic monthly or quarterly installments of the amount needed to satisfy the required minimum distribution rules under Internal Revenue Code Section 401(a)(9) for this contract value only, as determined by Lincoln.


Distributions from qualified contracts are generally taxed as ordinary income. In nonqualified contracts, withdrawals of contract value that exceed purchase payments are taxed as ordinary income. See Federal Tax Matters.

When cumulative amounts withdrawn from the contract during the Benefit Year (including the current withdrawal) exceed the Maximum Annual Withdrawal amount:
1. The Guaranteed Amount is reduced to the lesser of:
   o   the contract value immediately following the withdrawal, or
   o the Guaranteed Amount immediately prior to the withdrawal, less the amount of the withdrawal.
2.  The Maximum Annual Withdrawal amount will be the least of:
   o   the Maximum Annual Withdrawal amount immediately prior to the withdrawal;
       or
   o   the greater of:
      o 7% or 5% (depending on your option) of the reduced Guaranteed Amount immediately following the withdrawal (as specified above when withdrawals exceed the Maximum Annual Withdrawal amount); or
      o 7% or 5% (depending on your option) of the contract value immediately following the withdrawal; or
   o   the new Guaranteed Amount.

The following example of the Lincoln SmartSecurity(R) Advantage -1 Year Automatic Step-up option demonstrates the impact of a withdrawal in excess of the Maximum Annual Withdrawal amount on the Guaranteed Amount and the Maximum Annual Withdrawal amount:

Prior to Excess Withdrawal:
         Contract Value  = $60,000
         Guaranteed Amount =$85,000
         Maximum Annual Withdrawal  = $5,000  (5% of the initial Guaranteed
                                                Amount of $100,000)

After a $7,000 Withdrawal:
         Contract Value =  $53,000
         Guaranteed Amount = $53,000
         Maximum Annual Withdrawal = $2,650

The Guaranteed Amount was reduced to the lesser of the contract value immediately following the withdrawal ($53,000) or the Guaranteed Amount immediately prior to the withdrawal, less the amount of the withdrawal ($85,000
- $7,000 = $78,000).

The Maximum Annual Withdrawal amount was reduced to the least of:
   1)  Maximum Annual Withdrawal amount prior to the withdrawal ($5,000)
   2) The greater of 5% of the new Guaranteed Amount ($2650) or 5% of the contract value following the withdrawal ( $2650); or
   3) The new Guaranteed Amount ($53,000). The least of these three items is $2,650.

In a declining market, withdrawals that exceed the Maximum Annual Withdrawal amount may substantially deplete or eliminate your Guaranteed Amount and reduce your Maximum Annual Withdrawal amount. '

Under the Lincoln SmartSecurity(R) Advantage - 5 Year Elective Step-up option for IRA contracts, the annual amount available for withdrawal within the Maximum Annual Withdrawal amount may not be sufficient to satisfy your required minimum distributions under the Internal Revenue Code. This is particularly true for individuals over age 84. Therefore, you may have to make withdrawals that exceed the Maximum Annual Withdrawal amount. Withdrawals over the Maximum Annual Withdrawal amount may quickly and substantially decrease your Guaranteed Amount and Maximum Annual Withdrawal amount, especially in a declining market. You should consult your tax advisor to determine if there are ways to limit the risks associated with these withdrawals. Such methods may involve the timing of withdrawals or foregoing step-ups of the Guaranteed Amount.


Withdrawals in excess of the Maximum Annual Withdrawal amount will be subject to an interest adjustment on the amount withdrawn from the fixed account. Refer to the Statement of Additional Information for an example of this calculation.


Lifetime Withdrawals: (Available only with the Lincoln SmartSecurity(R) Advantage - 1 Year Automatic Step-up Single or Joint Life options and not the Lincoln SmartSecurity(R) Advantage - 5 Year Elective Step-up option or the prior version of the Lincoln SmartSecurity(R) Advantage - 1 Year Automatic Step-up option). Payment of the Maximum Annual Withdrawal amount will be guaranteed for your (contractowner) lifetime (if you purchase the Single Life option) or for the lifetimes of you (contractowner) and your spouse (if the Joint Life option is purchased), as long as:

1)   No withdrawals are made during the Waiting Period; and
2) An excess withdrawal (described above) has not reduced the Maximum Annual Withdrawal amount to zero.

If the lifetime withdrawal is not in effect, the Maximum Annual Withdrawal amount will last only until the Guaranteed Amount equals zero.


The Waiting Period is defined as the later of:
1)   3 years from the effective date of the Rider; or
2) The date on which the contractowner or the younger of the contractowner and spouse is age 65.

If any withdrawal is made during the Waiting Period, the Maximum Annual Withdrawal amount will not last for the lifetime(s), except under the two methods described below:
1) If a step-up of the Guaranteed Amount after the Waiting Period causes the Maximum Annual Withdrawal amount to equal or increase from the immediately prior Maximum Annual Withdrawal amount. This typically occurs if the contract value equals or exceeds the highest, prior Guranateed Amount. If this happens, the new Maximum Annual Withdrawal amount will automatically be paid for the specified lifetime(s); or
2) The contractowner makes a one-time election to reset the Maximum Annual Withdrawal amount to 5% of the current Guaranteed Amount. This reset will occur on the first valuation date following the Benefit Year anniversary and will be based on the Guaranteed Amount as of that valuation date. This will reduce your Maximum Annual Withdrawal amount. A contractowner would only choose this if the above method did not occur. To reset the Maximum Annual Withdrawal amount, the following must occur:
     a.  the Waiting Period has expired;
     b. the contract is currently within a 10 year automatic step-up period described above (or else a contractowner submits a step-up request to start a new 10 year automatic step-up period)(the contractowner must be eligible to elect a step-up i.e. all contractowners and the annuitant must be alive and under age 81); and
     c. you have submitted this request to us in writing at least 30 days prior to the end of the Benefit Year.

As an example of these two methods, if you purchased an annuity with $100,000, your initial Guaranteed Amount is $100,000 and your initial Maximum Annual Withdrawal amount is $5,000. If you make a $5,000 withdrawal in year 2, your Guaranteed Amount will decrease to $95,000. Since you did not satisfy the Waiting Period, you do not have a lifetime Maximum Annual Withdrawal amount.
If a step-up of the Guaranteed Amount after the Waiting Period (either automatic or owner-elected) causes the Guaranteed Amount to equal or exceed $100,000, then the Maximum Annual Withdrawal amount of $5,000 (or greater) will become a lifetime payout. This is the first method described above. However, if the Guaranteed Amount has not been reset to equal or exceed the highest prior Guaranteed Amount, then you can choose the second method described above if the Waiting Period has expired and the contract is within a ten year automatic step-up period. This will reset the Maximum Annual Withdrawal amount to 5% of the current Guaranteed Amount, 5% of $95,000 is $4,750. This is your new Maximum Annual Withdrawal amount which can be paid for your lifetime unless excess withdrawals are made.


The tax consequences of withdrawals and annuity payouts are discussed in Federal Tax Matters.

All withdrawals you make, whether or not within the Maximum Annual Withdrawal amount, will decrease your contract value. If the contract is surrendered, the contractowner will receive the contract value (less any applicable charges, fees, and taxes) and not the Guaranteed Amount.


If your contract value is reduced to zero because of market performance, withdrawals equal to the Maximum Annual Withdrawal amount will continue for the life of you (and your spouse if applicable) if the lifetime withdrawals are in effect. If not, the Maximum Annual Withdrawal amount will continue until the Guaranteed Amount equals zero. You may not withdraw the remaining Guaranteed Amount in a lump sum.

Guaranteed Amount Annuity Payout Option: (This paragraph does not apply to the Lincoln SmartSecurity(R) Advantage--1 Year Automatic Step-up Single Life or Joint Life options.) The Guaranteed Amount Annuity Payment Option is a fixed annuitization in which the contractowner will receive the Guaranteed Amount in annual annuity payments equal to the current 7% or 5% (depending on your option) Maximum Annual Withdrawal amount (this option is different from other annuity payment options discussed in your prospectus which are based on your contract value). Payment frequencies other than annual may be available. Payments will continue until the Guaranteed Amount equals zero and your contract terminates. This may result in a partial, final payment. You would consider this option only if your contract value is less than the Guaranteed Amount (and you don't believe the contract value will ever exceed the Guaranteed Amount) and you do not wish to keep your annuity contract in force other than to pay out the Guaranteed Amount. You will have no other contract features other than the right to receive annuity payments equal to the Maximum Annual Withdrawal amount until the Guaranteed Amount equals zero. We do not assess a charge for this annuity payment option and, once chosen, this payment option may not be changed. If the contract value is zero and you have a remaining Guaranteed Amount, you may not withdraw the remaining Guaranteed Amount in a lump sum, but must elect the Guaranteed Amount Annuity Payment Option.


Death Prior to the Annuity Commencement Date. There is no provision for a lump sum payout of the Guaranteed Amount upon death of the contractowners or annuitant. At the time of a death, if the contract value equals zero, no death benefit will be paid other than any applicable Maximum Annual Withdrawal amounts. All death benefit payments must be made in compliance with Internal Revenue Code Sections 72(s) or 401(a)(9) as applicable as amended from time to time. See The Contracts - Death Benefit in your prospectus.


Upon the death of the Single Life under the Lincoln SmartSecurity(R) Advantage 1 Year Automatic Step-up option, the lifetime payout of the Maximum Annual Withdrawal amount, if in effect, will end. If the contract is continued as discussed below, the Maximum Annual Withdrawal amount will continue until the Guaranteed Amount, if any, is zero. In the alternative, the surviving spouse can choose to become the new Single Life, if the surviving spouse is under age
81. This will cause a reset of the Guaranteed Amount and the Maximum Annual Withdrawal amount. The new Guaranteed Amount will equal the contract value on the date of the reset and the new Maximum Annual Withdrawal amount will be 5% of the new Guaranteed Amount. This also starts a new 10 year period of automatic step-ups. At this time, the charge for the Rider will become the current charge in effect for new purchases of the Single Life option. A new Waiting Period will not apply if this change is made within one year of death (but the surviving spouse will need to be 65 before taking withdrawals to qualify for a lifetime payout). Otherwise, the requirements of the Waiting Period will be imposed. In deciding whether to make this change, the surviving spouse should consider: 1) the change a reset would cause to the Guaranteed Amount and the Maximum Annual Withdrawal amount ; 2) whether it is important to have Maximum Annual Withdrawal amounts for life versus the remainder of the prior Guaranteed Amount and 3) the cost of the Single Life option.

Upon the first death under the Lincoln SmartSecurity(R) Advantage 1 Year Automatic Step-up--Joint Life option, the lifetime payout of the Maximum Annual Withdrawal amount, if in effect, will continue for the life of the surviving spouse. Upon the death of the surviving spouse, the lifetime payout of the Maximum Annual Withdrawal amount will end. However, if the spouse's beneficiary elects to take the annuity death benefit in installments,, the Maximum Annual Withdrawal amount will continue until the Guaranteed Amount, if any, is zero (see below for a non-spouse beneficiary). As an alternative, after the first death, the surviving spouse may choose to change from the Joint Life option to the Single Life option, if the surviving spouse is under age 81. This will cause a reset of the Guaranteed Amount and the Maximum Annual Withdrawal amount. The new Guaranteed Amount will equal the contract value on the date of the reset and the new Maximum Annual Withdrawal amount will be 5% of the new Guaranteed Amount. This also starts a new 10 year period of automatic step-ups. At this time, the charge for the Rider will become the current charge in effect for new purchases of the Single Life option. A new three year Waiting Period will not apply if this change is made within one year of death. Otherwise, the requirements of the Waiting Period will be imposed. In deciding whether to make this change, the surviving spouse should consider: 1) if the reset will cause the Guaranteed Amount and the Maximum Annual Withdrawal amount to decrease and
2) if the cost of the Single Life option is less than the cost of the Joint Life option.


If the surviving spouse of the deceased contractowner continues the contract, the remaining automatic step-ups under the Lincoln SmartSecurity(R) Advantage - 1 Year Automatic Step-up option, will apply to the spouse as the new contractowner. Under the Lincoln SmartSecurity(R) Advantage - 5 Year Elective Step-up option, the new contractowner is eligible to elect to step-up the Guaranteed Amount prior to the next available step-up date; however, all other conditions for the step-up apply and any subsequent step-up by the new contractowner must meet all conditions for a step-up.

If a non-spouse beneficiary elects to receive the death benefit in installments (thereby keeping the contract in force), the beneficiary may continue the Lincoln SmartSecurity(R) Advantage if desired. Automatic step-ups under the Lincoln SmartSecurity(R) Advantage - 1 Year Automatic Step-up option will not continue and elective step-ups of the Guaranteed Amount under both options will not be permitted. In the event the contract value declines below the Guaranteed Amount (as adjusted for withdrawals of death benefit payments), the beneficiary is assured of receiving payments equal to the Guaranteed Amount (as adjusted). Deductions for the Rider charge will continue on a quarterly basis and will be charged against the remaining Guaranteed Amount. Note: there are instances where the required installments of the death benefit, in order to be in compliance with the Internal Revenue Code as noted above, may exceed the Maximum Annual Withdrawal amount, thereby reducing the benefit of this Rider. If there are multiple beneficiaries, each beneficiary will be entitled to continue a share of the Lincoln SmartSecurity(R) Advantage equal to his or her share of the death benefit.

Impact of Divorce on Joint Life Option:


In the event of a divorce, the contractowner may change from a Joint Life Option to a Single Life Option if the contractowner is under age 81) at the current Rider charge for new sales of the Single Life Option. At the time of the change, the Guaranteed Amount will be reset to the current contract value and the Maximum Annual Withdrawal amount will equal 5% of this new Guaranteed Amount. A new Waiting Period will not be imposed (other than age 65 requirement) if this change occurs within one year of the divorce; otherwise, the contractowner will have to satisfy a new Waiting Period to obtain Maximum Annual Withdrawal amounts for life.

After a divorce, the contractowner may keep the Joint Life Option to have the opportunity to receive lifetime payouts for the lives of the contractowner and a new spouse. This is only available if no withdrawals were made from the contract after the effective date of the Rider up to and including the date the new spouse is added to the Rider. When the new spouse is added as a Joint Life, a new Waiting Period will not be imposed (other than age 65 requirements).



Lincoln SmartSecurity(R) Advantage Charge. While this Rider is in effect, there is a charge for the Lincoln SmartSecurity(R) Advantage, if elected. The Rider charge is currently equal to an annual rate of:


1) 0.45% (0.1125% quarterly) for the Lincoln SmartSecurity(R) Advantage 5 Year Elective Step-up option; or
2) 0.65% (0.1625% quarterly) for the Lincoln SmartSecurity(R) Advantage 1 Year Automatic Step-up, Single Life option (and also the prior version of Lincoln SmartSecurity(R) Advantage 1 Year Automatic Step-up); or
3) 0..80 % (0.20 % quarterly) for the Lincoln SmartSecurity(R) Advantage 1 Year Automatic Step-up, Joint Life option.


The charge is applied to the Guaranteed Amount as adjusted. We will deduct the cost of this Rider from the contract value on a quarterly basis, with the first deduction occurring on the valuation date on or next following the three-month anniversary of the effective date of the Rider. This deduction will be made in proportion to the value in each subaccount of the contract on the valuation dat the Rider charge is assessed. In Lincoln SmartSecurity(R)Advantage - 5 Year Elective Step-up option and the prior version of the Lincoln SmartSecurity(R) Advantage 1 Year Automatic Step-up (without the Single or Joint Life option), the charge may be deducted in proportion to the value in the fixed account as well. The amount we deduct will increase or decrease as the Guaranteed Amount increases or decreases, because the charge is based on the Guaranteed Amount. Under the Lincoln SmartSecurity(R) Advantage - 1 Year Automatic Step-up option, the annual Rider percentage charge will not change upon each automatic step-up of the Guaranteed Amount for the 10-year period.

Under both options, if you elect to step-up the Guaranteed Amount (including if we administer the step-up election for you or if you make a change from a Joint Life to a Single Life option after a death or divorce), a pro-rata deduction of the Rider charge based on the Guaranteed Amount immediately prior to the step-up will be made on the valuation date of the step-up. This deduction covers the cost of the Rider from the time of the previous deduction to the date of the step-up. After a contractowner's step-up, we will deduct the Rider charge for the stepped-up Guaranteed Amount on a quarterly basis, beginning on the valuation date on or next following the three-month anniversary of the step-up. At the time of the elected step-up, the Rider percentage charge will change to the current charge in effect at that time (if the current charge has changed), but it will never exceed the guaranteed maximum annual percentage charge for the option. If you never elect to step-up your Guaranteed Amount, your Rider percentage charge will never change, although the amount we deduct will change as the Guaranteed Amount changes. The Rider charge will be discontinued upon the earlier of the annuity commencement date, election of i4LIFE(R) Advantage or termination of the Rider. The pro-rata amount of the Rider charge will be deducted upon termination of the Rider or surrender of the contract.

Rider Charge Waiver. For the Lincoln SmartSecurity(R) Advantage - 5 Year Elective Step-up option, after the later of the fifth anniversary of the effective date of the Rider or the fifth anniversary of the most recent step-up of the Guaranteed Amount, the Rider charge may be waived. For the Lincoln SmartSecurity(R) Advantage - 1 Year Automatic Step-up option, no Rider charge waiver is available with the Single Life and Joint Life options. The earlier version of the Lincoln SmartSecurity(R) Advantage -- 1 Year Automatic Step-up option has a waiver charge provision which may occur after the fifth Benefit Year anniversary following the last automatic step-up opportunity.

Whenever the above conditions are met, on each valuation date the Rider charge is to be deducted, if the total withdrawals from the contract have been less than or equal to 10% of the sum of: (1) the Guaranteed Amount on the effective date of this Rider or on the most recent step-up date; and (2) purchase payments made after the step-up, then the quarterly Rider charge will be waived. If the withdrawals have been more than 10%, then the Rider charge will not be waived.

General Provisions.

     Termination. After the later of the fifth anniversary of the effective date of the Rider or the fifth anniversary of the most recent contractowner-elected step-up of the Guaranteed Amount, the contractowner may terminate the Rider by notifying us in writing. This Rider will automatically terminate

   o on the annuity commencement date (except payments under the Guaranteed Amount Annuity Payment Option will continue if applicable);
   o  upon the election of i4LIFE(R) Advantage;
   o if the contractowner or annuitant is changed (except if the surviving spouse assumes ownership of the contract upon death of the contractowner) including any sale or assignment of the contract or any pledge of the contract as collateral;
   o upon the last payment of the Guaranteed Amount unless the lifetime Maximum Annual Withdrawal is in effect;
   o when a withdrawal in excess of the Maximum Annual Withdrawal amount reduces the Guaranteed Amount to zero; or
   o  upon termination of the underlying annuity contract.

The termination will not result in any increase in contract value equal to the Guaranteed Amount. Upon effective termination of this Rider, the benefits and charges within this Rider will terminate.

If you terminate the Rider, you must wait one year before you can re-elect any Lincoln SmartSecurity(R) Advantage or 4LATERSM Advantage option.

        i4LIFE(R) Advantage Option. Contractowners with an active Lincoln SmartSecurity(R) Advantage in force are guaranteed the option to purchase i4LIFE(R) Advantage (with or without the Guaranteed Income Benefit) under the i4LIFE(R) Advantage terms and charge in effect at the time of the i4LIFE(R) Advantage election. See i4LIFE(R) Advantage in your prospectus.

Availability. The Lincoln SmartSecurity(R) Advantage is available for purchase with nonqualified and qualified (IRAs and Roth IRAs) annuity contracts. All contractowners and the annuitant of the contracts with the Lincoln SmartSecurity(R) Advantage - 1 Year Automatic Step-up option and contractowners of qualified annuity contracts with the Lincoln SmartSecurity(R) Advantage - 5 Year Elective Step-up option must be under age 81 at the time this Rider is elected. You cannot elect the Rider on or after the purchase of i4LIFE Advantage or 4L ATER Advantage or on or after the Annuity Commencement Date.

          Except as discussed above under i4LIFE(R) Advantage Option, there is no guarantee that the Lincoln SmartSecurity(R) Advantage will be available for new purchasers in the future as we reserve the right to discontinue this benefit at any time.The availability of this Rider will depend upon your state's approval of this Rider. In addition, the Lincoln SmartSecurity(R) Advantage - 1 year Automatic Step-up option may not be available for contracts sold through certain broker/dealers. Check with your investment representative regarding availability.


         Contractowners with an existing Lincoln SmartSecurity(R) Advantage Rider may change to the Single or Joint Life options in order to qualify for a lifetime Maximum Annual Withdrawal amount until March 31, 2007 (or 90 days after approval in your state if later). If you make this change, your Guaranteed Amount will not carry over to the new Rider, but will be equal to the contract value on the effective date of the new Rider. Your Maximum Annual Withdrawal amount will be 5% of this new Guaranteed Amount. Factors to consider if you make this change are: 1) whether or not your Guaranteed Amount and Maximum Annual Withdrawal amount will decrease; 2) the cost of the Rider and the fact that the waiver of the charge is not available on the new Rider; 3) the Waiting Period will begin when you elect the new option, not when you originally purchased the Lincoln SmartSecurity(R) Advantage Rider and 4) if your old Rider was not subject to Investment Requirements. You may want to discuss this with your representative before making this decision.